

ACT
SECTION
RULE 206(4)-3
PUBLIC AVAILABILITY 2/24/05

February 24, 2005
IM Ref. No. 20041131235
CIBC Mellon Trust Company
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to CIBC Mellon Trust Company ("CMTC") or any of CMTC's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding a judgment of injunction from the United States District Court for the District of Columbia (the "Final Judgment") that otherwise would preclude such an investment adviser from paying CMTC a solicitation fee.[2]

Our position is based on the facts and representations in your incoming letter dated February 24, 2005, particularly CMTC's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to CMTC, which is subject to the Final Judgment;

(2) the Final Judgment does not bar or suspend CMTC or any person currently associated with CMTC from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 Securities and Exchange Commission v. CIBC Mellon Trust Company, 1-05CV00333 (P.L.F.) (D.D.C February 24, 2005).

3 Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust ("Prohibited Capacities") if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Final Judgment, CMTC or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom CMTC solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to CMTC or any of its associated persons.[4]



Sara P. Crovitz
Senior Counsel

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or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

The entry of the Final Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Company Act that exempts CMTC from the provisions of Section 9(a) of the Company Act, would effectively prohibit CMTC and its associated persons from serving or acting in any of the Prohibited Capacities. You state that, as of the date of your letter, neither CMTC nor any of its associated persons serves or acts in any of the Prohibited Capacities, and that CMTC and its associated persons will not act or serve in any of the Prohibited Capacities unless and until the Commission issues an order pursuant to Section 9(c) of the Company Act that exempts CMTC from the provisions of Section 9(a) of the Company Act operative as a result of the Final Judgment.

[4] We note that CMTC currently intends to rely on the staff's position in Dougherty & Company LLC (pub. avail. July 3, 2003) with regard to any disqualification that may arise in this matter as a result of the entry by the Commission of an Order Instituting Public Administrative Proceedings.

WILMER CUTLER PICKERING
HALE AND DORR LLP

February 24 2005

James E. Anderson

2445 M STREET NW
WASHINGTON, DC 20037
+1 202 663 6180
+1 202 663 6363 fax
james.anderson@wilmerhale.com

BY HAND

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 5-6
Washington, D.C. 20549-0506

Re: CIBC Mellon Trust Company

Dear Mr. Scheidt:

We submit this letter on behalf of our client, CIBC Mellon Trust Company ("CMTC"), in connection with a settlement agreement (the "Settlement") arising out of an investigation by the Securities and Exchange Commission (the "Commission") into CMTC's participation in the sale of the stock of a company to the public in an unregistered distribution and its failure to register as a transfer agent and as a broker-dealer with the Commission.

CMTC seeks the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays CMTC, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below). While the Final Judgment does not operate to prohibit or suspend CMTC or any of its associated persons from acting as or being associated with an investment adviser and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of CMTC and its associated persons to receive such payments. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The Commission is currently engaged in settlement discussions with CMTC in connection with the above described investigation. As a result of these discussions, the Commission will file a complaint (the "Complaint") against CMTC in the United States District Court for the District of Columbia (the "District Court") in a civil action captioned Securities and Exchange Commission v. CIBC Mellon Trust Company (the "Action"). CMTC will execute a Consent of Defendant CIBC Mellon Trust Company to Entry of Judgment (the "Consent"), in which CMTC neither admits nor denies the allegations in the Complaint, except as to personal and subject matter jurisdiction, which it admits, but it consents to the entry of a final judgment against CMTC by the District Court (the "Final Judgment"). As proposed by the parties, the Final Judgment will, among other things, enjoin CMTC from violating Securities Act Section 5, Exchange Act Sections 10(b), 15(a), 17A and Rule 10b-5 thereunder, and from aiding and abetting violations of Exchange Act Section 10(b) and Rule 10b-5 thereunder. Additionally, the Final Judgment will order CMTC to make payments aggregating $6,030,043 in settlement of the matters addressed in the Final Judgment.[1]

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Final Judgment could cause CMTC to be disqualified under the Rule, and accordingly, absent no-action relief, CMTC may be unable to receive cash payments for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an

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1 As a result of the settlement discussions, CMTC also will submit an Offer of Settlement of CIBC Mellon Trust Company (the "Offer") to be presented to the Commission. In the Offer, solely for the purpose of proceedings brought by or on behalf of the Commission or in which the Commission is a party, CMTC will consent to the entry of an Order Instituting Public Administrative Proceedings Pursuant to Sections 15(b) and 17A(c) of the Securities Exchange Act of 1934, Making Findings and Imposing Remedial Sanctions (the "Order"), without admitting or denying the findings contained therein (other than those relating to the jurisdiction of the Commission, which are admitted). In the Order, the Commission will make findings, without admission or denial by CMTC, that CMTC acted as a transfer agent and as a broker-dealer from 1998 through 2003 without registering with the Commission and that the Court entered the Final Judgment against CMTC in the civil injunctive action addressing the allegations described above. Based on these findings, the Order will censure CMTC and require it to comply with its undertakings. To the extent that the Order could cause CMTC to be disqualified under Rule 206(4)-3, CMTC is not requesting that the no action relief requested in this letter encompass the Order. Rather, CMTC will rely on Dougherty & Company LLC, SEC No-Action Letter (pub. avail. July 3, 2003), to address any disqualification that may result from the Order.

2 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.